OPERATING AGREEMENT

OF

BYGMUSIC LLC,
a California limited liability company

TABLE OF CONTENTS

OPERATING AGREEMENT
OF
BYGMUSIC LLC,
A CALIFORNIA LIMITED LIABILITY COMPANY

This OPERATING AGREEMENT ("***Agreement***") of BYGMUSIC LLC, a California limited liability company (the "***Company***"), is effective as of ______April 23______ __, 2015 ("***Effective Date***"), by the undersigned ("***Initial Members***") and any party subsequently admitted as a Member in accordance with the terms and conditions of this Agreement (collectively, the "***Members***").

The Members agree as follows:

ARTICLE 1
DEFINITIONS

Capitalized terms in this Agreement are defined in Appendix 1, or they shall have the meanings set forth just before their use in quotations.

ARTICLE 2
FORMATION AND ORGANIZATION

2.1. Formation. The Company has formed a manager-managed California limited liability company under the laws of the State of California by filing Articles of Organization ("***Articles***") with the California Secretary of State on April 23, 2015 and adopting this Operating Agreement. The rights and liabilities of the Members shall be determined pursuant to the California Revised Uniform Limited Liability Act as codified in California Corporations Code Section 17701.01 *et seq.* (the "***Act***") and pursuant to the terms of this Agreement. In the event of a conflict between the terms of the Act and this Agreement, the terms of this Agreement shall control, unless expressly prohibited in the Act, in which case the terms of the Act shall control.

2.2. Name. The name of the Company is BYGMUSIC LLC. The Company may conduct business under that name or any other name approved by the Manager and may take such actions as the Manager may determine to preserve the Company's rights and interests in any name, including, but not limited to, filing any fictitious name certificates and similar filings, and any amendments thereto, that the Manager considers appropriate or advisable. The Manager shall give prompt notice to each of the Members of any change to the name of the Company.

2.3. Office; Registered Agent. The Company will continuously maintain an office and registered agent in the State of California as required by the Act. The principal executive office of the Company is located at 325 11th Street, Unit D, Manhattan Beach, California 90266, or such other location as the Manager may designate from time to time. The registered agent for service of process on the Company will be Sean S. Varner whose address is 3750 University Avenue, Suite 610, Riverside, California 92501, or any other person or entity designated by the Manager from time to time.

2.4. Purpose. The purpose of the Company shall be to conduct any lawful business, purpose or activity which may be engaged in by a limited liability company organized under the Act, as such business activities may be determined by the Members from time to time. Without limiting the preceding sentence, the Company specifically intends to principally engage in a social media software platform enterprise. The Company shall have the power to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of such purposes, and for the protection and benefit of its business.

2.5. Title to Assets; No Partition. No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

2.6. Duration. The term of the Company commenced as of the date of the filing of the Articles and shall be perpetual, unless sooner terminated under Article 13 of this Agreement.

2.7. Limitation of Liability. The Members intend the Company to be a limited liability company under the Act, classified as a partnership for federal, and to the maximum extent possible, state income taxes. No Member shall take any action inconsistent with the express intent of the parties to this Agreement. The liability of each Member and each employee of the Company, if any, to third parties for obligations of the Company shall be limited to the fullest extent provided in the Act and other applicable law.

2.8. Manager. The property and affairs of the Company shall be managed by Krishan Sharma, until his successor is selected in the manner provided in Section 10.2 below and shall serve all functions assigned to the "***Manager***" (as that term is defined in Section 17701.02(n) of the Act) in accordance with the terms of this Agreement.

ARTICLE 3
CAPITAL CONTRIBUTIONS; LOANS AND OTHER BUSINESS TRANSACTIONS

3.1. Capital Structure. The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes or series. Each type, class or series of Units shall have the privileges, preferences, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class or series. The Manager shall maintain a schedule of all Members, their respective mailing addresses and the amount and series of Units held by them (the "***Members Schedule***") and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as Schedule A.

3.1.1. Authorization and Issuance of Preferred Units. Subject to compliance with Section 4.3 and Article 12 below, the Company is hereby authorized to issue a class of Units designated as Preferred Units. Such class of Units designated as Preferred Units may have one or more series and such privileges, preferences, duties, liabilities, obligations and rights, including voting rights, preference (with respect to Distributions, in liquidation or otherwise) over any other Units and any contributions required in connection therewith, as is determined by the Manager, in his sole discretion, consistent with the terms herein. The Manager is hereby authorized and directed to negotiate and enter into agreements with each Member to whom it grants Preferred Units, which such agreement shall include terms, conditions, rights and obligations that the Manager has determined shall be associated with the issued Preferred Units, in its sole discretion, consistent with the terms herein.

3.1.2. Authorization and Issuance of Founder Units. Subject to compliance with Section 4.3 and Article 12 below, the Company is hereby authorized to issue a class of Units designated as Founder Units. Such class of Units designated as Founder Units may have one or more series and such privileges, preferences, duties, liabilities, obligations and rights, including voting rights, preference (with respect to Distributions, in liquidation or otherwise) over any other Units and any contributions required in connection therewith, as is determined by the Manager, in his sole discretion, consistent with the terms herein. The Manager is hereby authorized and directed to negotiate and enter into agreements with each Member to whom it grants Founder Units, which such agreement shall include terms, conditions, rights and obligations

that the Manager has determined shall be associated with the issued Founder Units, in its sole discretion, consistent with the terms herein.

3.1.3. Authorization and Issuance of Common Units. Subject to compliance with Section 4.3 and Article 12 below, the Company is hereby authorized to issue a class of Units designated as Common Units. Such class of Units designated as Common Units may have one or more series and such privileges, preferences, duties, liabilities, obligations and rights, including voting rights, preference (with respect to Distributions, in liquidation or otherwise) over any other Units and any contributions required in connection therewith, as is determined by the Manager, in his sole discretion, consistent with the terms herein. The Manager is hereby authorized and directed to negotiate and enter into agreements with each Member to whom it grants Common Units, which such agreement shall include terms, conditions, rights and obligations that the Manager has determined shall be associated with the issued Common Units, in its sole discretion, consistent with the terms herein.

3.1.4. Authorization and Issuance of Profits Participation Units.

(a) Subject to Section 3.1.4(b) below, the Company is hereby authorized to issue Profits Participation Units to Managers, Officers, employees, consultants, advisors or other service providers of the Company or any subsidiary of the Company (collectively, "***Service Providers***"). The Manager is hereby authorized and directed to adopt a written plan pursuant to which all Profits Participation Units shall be granted in compliance with Rule 701 of the Securities Act or another applicable exemption (such plan as in effect from time to time, the "***Profits Participation Plan***"). In connection with the adoption of the Profits Participation Plan and issuance of Profits Participation Units, the Manager is hereby authorized to negotiate and enter into agreements with each Service Provider to whom it grants Profits Participation Units (such agreements referred to as the "***Profits Participation Agreements***"). Each Profits Participation Agreement shall include such terms, conditions, rights and obligations as may be determined by the Manager, in its sole discretion, consistent with the terms herein.

(b) Notwithstanding anything contained herein to the contrary, the number of Profits Participation Units that the Company may issue pursuant to the Profits Participation Plan, whether vested or not, shall not exceed twenty percent (20%) of the aggregate total of all Units outstanding on a Fully Diluted Basis as of the date of the proposed grant. If the Company determines, in its sole discretion, to raise additional equity, the Profits Participation shall be diluted *pari passu* with the then current Membership Interests calculated as if the then current Members of the Company did not participate in the equity raise.

(c) Immediately prior to each subsequent issuance of Profits Participant Units following the initial issuance as of the date hereof described in the second sentence of Section 3.1.4(a) above, the Manager shall determine in good faith the Profits Participation Liquidation Value. In each Profits Participation Agreement the Company enters into with a Service Provider for the issuance of new Profits Participation Units, the Manager shall include an appropriate Profits Interest Hurdle for such Profits Participation Units based on the Profits Participation Liquidation Value immediately prior to the issuance of such Profits Participation Units.

(d) The Company and each Member hereby acknowledge and agree that, with respect to any Service Provider, such Service Provider's Profits Participation Units constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27 (a "***Profits Interest***"), and that any and all Profits Participation Units received by a Service Provider are received in exchange for the provision of services by the Service Provider to or for the benefit of the Company in a Service Provider capacity or in anticipation of becoming a Service Provider. The Company and each Service Provider who receives Profits Participation Units hereby agree to comply with the provisions of Rev. Proc. 2001-43, and neither the Company nor any Service Provider who receives Profits Participation Units shall perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43 or any future Internal Revenue Service

guidance or other governmental authority that supplements or supersedes the foregoing Revenue Procedures.

(e) Profits Participation Units shall receive the following tax treatment:

(i) the Company and each Service Provider who receives Profits Participation Units shall treat such Service Provider as the owner of such Profits Participation Units from the date of their receipt, and the Service Provider receiving such Profits Participation Units shall take into account his, her or its Distributive share of Net Income, Net Loss, income, gain, loss and deduction associated with the Profits Participation Units in computing such Service Provider's income tax liability for the entire period during which such Service Provider holds the Profits Participation Units.

(ii) each Service Provider that receives Profits Participation Units shall make a timely and effective election under Code Section 83(b) with respect to such Profits Participation Units and shall promptly provide a copy to the Company. Except as otherwise determined by the Manager, both the Company and all Members shall (A) treat such Profits Participation Units as outstanding for tax purposes, (B) treat such Service Provider as a partner for tax purposes with respect to such Profits Participation Units and (C) file all tax returns and reports consistently with the foregoing. Neither the Company nor any of its Members shall deduct any amount (as wages, compensation or otherwise) with respect to the receipt of such Profits Participation Units for federal income tax purposes.

(iii) in accordance with the finally promulgated successor rules to Proposed Regulations Section 1.83-3(l) and IRS Notice 2005-43, each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any Profits Participation Units issued after the effective date of such Proposed Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Proposed Regulations or successor rules) of the Profits Participation Units as of the date of issuance of such Profits Participation Units. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to Transfers of Units while the safe harbor election remains effective.

3.1.5. Other Issuances. In addition to the Preferred Units, Founder Units, Common Units and Profits Participation Units, the Company is hereby authorized, subject to compliance with Section 4.3 below and Article 12 below, to authorize and issue or sell any of the following (collectively, "***New Interests***"): (i) any new type, class or series of Units not otherwise described in this Agreement, which Units may be designated as classes or series of the Preferred Units, Founder Units, Common Units or Profit Participation Units but having different rights; and (ii) Unit Equivalents. The Manager is hereby authorized, subject to Section 15.2, to amend this Agreement to reflect such issuance and to fix the relative privileges, preference, duties, liabilities, obligations and rights of any such New Interests, including the number of such New Interests to be issued, the preference (with respect to Distributions, in liquidation or otherwise) over any other Units, any contributions required in connection therewith and the resulting adjustments to the percentage voting rights and profits rights on Schedule A (which shall dilute the all Units except as otherwise agreed with holders of Preferred Units pursuant to a separate agreement).

3.1.6. Certification of Units. The Manager may, but shall not be required to, issue certificates to the Members representing the Units held by such Member. In the event that the Manager shall issue certificates representing Units, then in addition to any other legend required by applicable law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

> THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE OPERATING AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION

OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH OPERATING AGREEMENT.

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

3.2. Loans and Other Business Transactions. Upon consent of the Manager: (i) any Member may, at any time, make or cause a loan to be made to the Company in any amount and on those terms upon which the Company and the Manager agree; and (ii) Members may also transact other business with the Company and, in doing so, they shall have the same rights and be subject to the same obligations arising out of any such business transaction as would be enjoyed by and imposed upon any Person, not a Member, engaged in a similar business transaction with the Company. Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account, other than to the extent provided in Section 6.3.1(d) below, if applicable.

ARTICLE 4
MEMBERSHIP

4.1. Members. The name, present mailing address, and Units of the Members are set forth on Schedule A. Schedule A will be amended by the Manager from time to time on the admission of an Additional Member or Substitute Member, to set forth that Member's name, present mailing address, taxpayer identification numbers (if any) and Units.

4.2. Personal Nature of Membership Units. The Membership Units shall be personal property for all purposes. All property, real or personal, which the Company owns shall be deemed owned by the Company as an entity and not by any Member.

4.3. Admission of New Members. New Members may be admitted from time to time: (i) in connection with an issuance of Units by the Company; and (ii) in connection with a Transfer of Units, subject to compliance with this Agreement.

4.3.1. Additional Member(s). New Members admitted from time to time in connection with an issuance of Units by the Company are referred to as "***Additional Person(s)***." Additional Person(s) may be issued Units and admitted to the Company as Additional Member(s) upon terms determined by the Manager in accordance with this Agreement.

4.3.2. Admission of Substitute Member(s). New Members admitted from time to time in connection with a Transfer of Units are referred to as "***Substitute Member(s)***." No transferee of a Membership Interest may be admitted as a Substitute Member with all the rights of the Member who assigned the Membership Interest without the approval of the Manager. If so admitted with such approval, the Substitute Member shall have all the rights and duties of the Member who assigned the Membership Interest. If not so admitted, the transferee shall have a Transferable Interest only and shall not have Membership Rights. Admission of a Substitute Member shall not release a transferring Member from any obligations or liability to the Company which the transferring Member incurred before the transfer.

4.4. Conditions to Admissions of New Members. In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Units, such

Person shall have executed and delivered to the Company a written undertaking agreeing to be bound by and abide by the terms and conditions of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon shall be issued his, her or its Units. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 6.2.2 below.

4.5. Dissociation of a Member.

4.5.1. Dissociation Rights. A Member may dissociate from the Company at any time upon sixty (60) days' prior written notice to the Manager, without prejudice to the rights, if any, of the Company or the other Members under any contract other than this Agreement to which the dissociating Member is a party. Dissociation shall not release a Member from any obligations or liabilities under this Agreement accrued or incurred before the effective date of dissociation. Furthermore, the dissociating Member will thereafter be subject to the following: (i) the Member will only have a Transferable Interest in the Company (without any Membership Rights); (ii) the Membership Interest is subject to purchase and sale at the Enterprise Value (as defined in Section 12.7 below) by the Company and/or remaining Members under the terms of the Right of First Refusal set forth in Section 12.3 below; (iii) the Company will not be required to distribute any property or other assets or any portion of the Capital Contributions or Capital Account of the dissociating Member until similar distributions are made to Members who have not resigned or dissociated from the Company; and (iv) the Member will be liable to the Company and the other Members for damages caused by the dissociation.

4.5.2. Occurrence of a Dissociation Event. Upon the occurrence of a Dissociation Event, the Dissociated Member shall be deemed to have offered his/her/its Membership Interest for sale at book value in accordance with Section 12.3 below. In addition, upon such Dissociation Event, the Dissociated Member shall no longer be deemed a Member of the Company but shall continue to have a Transferable Interest in the Company.

4.5.3. Admission as Substitute Member. Notwithstanding Section 4.5.2 above, within ninety (90) days after the expiration of the Company's right to repurchase a Membership Interest, which right to repurchase resulted from a Dissociation Event, any party acquiring the Transferable Interest in the Company as a result of a Dissociation Event may request in writing admission to the Company as a Substitute Member. If the acquiring party's request for admission as a Substitute Member is denied (as evidenced either in writing or by the Company's failure to respond within fifteen (15) days of Company's receipt of any such request), said acquiring party shall continue as a Transferee. If no timely request for Substitute Member status is made, the acquiring party shall thereafter have only the rights of a Transferee under this Agreement.

4.6. No Personal Liability. Except as otherwise provided in the Act, by applicable law or in Sections 8.3, 8.5 and 9.1 of this Agreement, no Member will be obligated personally for any debt, obligation or liability of the Company or of any Company's subsidiaries or other Members, whether arising in contract, tort or otherwise, solely by reason of being a Member. Nothing herein shall be deemed a waiver of any of the Company's rights, at law or in equity if a Member breaches this Agreement.

ARTICLE 5
MEMBER MEETINGS AND VOTING

5.1. Voting. Except as otherwise provided by this Agreement, including, without limitation, Section (a) and 15.2 below or as otherwise required by the Act or applicable law:

(a) each Member shall be entitled to one vote per Common Unit and one vote per Founder Unit on all matters upon which the Members have the right to vote under this Agreement; and

(b) the Preferred Units and the Profit Participation Units shall not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Members, except as may be required under Section 17710.01 *et seq.* of the Act with respect to a merger or conversion.

5.2. Voting Units. As used herein, the term "***Voting Units***" shall mean: Common Units and Founder Units.

5.3. Member Meetings. Meetings of the Members shall not be required.

5.3.1. Calling the Meeting. In the event a meeting of the Members is desired, the Manager or any Member or group of Members entitled to vote and holding no less than twenty percent (20%) of the then-outstanding votes attributable to the relevant Voting Units may call a meeting upon written request to the Company. Only Members who hold the relevant Voting Units ("***Voting Members***") shall have the right to attend meetings of the Members.

5.3.2. Notice. Notice of the meeting, shall be noticed in writing no earlier than sixty (60) days, nor later than ten (10) days, prior to the meeting date, and shall specify, at a minimum, the time, purpose and location of the meeting. Members representing a majority of the appropriate Voting Units held by all Members shall constitute quorum for the transaction of business at any Member Meeting. Subject to Section 5.4 below, no action at any meeting may be taken by the Members unless the appropriate quorum is present. Subject to Section 5.4 below, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of Members holding a majority of the appropriate Voting Units held by all Members. Subject to Section 5.4 below, unless otherwise set forth in this Agreement or required by the Act, all Member votes on any matter shall require an affirmative vote of a majority of the appropriate Voting Units held by all Members.

5.3.3. Participation. Any Voting Member may participate in a meeting of the Voting Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

5.4. Written Consent. Notwithstanding the provision of Section 5.3 above, any action required or permitted to be taken at any meeting of the Voting Members may be taken without a meeting if the Voting Members with the percentage of votes sufficient to approve the action pursuant to the terms of this Agreement resolve thereto in writing (including, without limitation, in electronic form). In no instance where action is authorized by written resolution shall it be required that a meeting of the Voting Members be called or notice be given; however, upon passage, a record of the action taken by written resolution of the Voting Members shall be maintained by the Manager and distributed to all Members entitled to a vote on the matters discussed therein.

5.5. Membership Rights. The Members have vested the management of the Company in the Manager and shall have no management rights. A Member's "***Membership Rights***" includes all rights of a Member other than the Member's Transferrable Interest and shall include the following rights and powers, subject to the terms of this Agreement:

5.5.1. With respect to holders of Common Units and Founder Units, to appoint, remove and replace the Manager in accordance with Section 10.2 below;

5.5.2. To inspect the books, records and accounts of the Company in accordance with Section 11.2 below;

5.5.3. To approve or deny a plan for merger or conversion in accordance with Section 17710.01 *et seq.* of the Act and this Agreement;

5.5.4. With respect to holders of Common Units and Founder Units, to approve or deny a dissolution or termination of the Company in accordance with Section 13.2 below; and

5.5.5. With respect to holders of Common Units and Founder Units, to the extent expressly permitted by this Agreement and the Act, to vote on or grant consent or approval concerning matters coming before the Company.

5.6. Independent Activities. Each Member, any partner, shareholder, officer, director or employee thereof, or any person owning a legal or beneficial interest therein, may engage in or possess an interest in any other business or venture of every nature and description, independently or with others, including those which may be the same as or similar to or compete with the Company's business. Neither the Company nor any Member shall have any right, by virtue of this Agreement, in and to such independent ventures or the income or profits derived therefrom. The Members have no duty to submit to the Company any business opportunities in which it may be in any way interested, and the Members shall have the right to take for their own account (individually or otherwise) or to recommend to others any such investment opportunity.

5.7. Compensation and Expenses.

5.7.1. Compensation to Members. Except as required by law, or elsewhere provided in this Agreement or as otherwise approved by the Manager, no Member shall be entitled to any compensation for services or activities undertaken in his/her/its capacity as a Member.

5.7.2. Business Expenses. The Company shall promptly reimburse the Members for reasonable and ordinary business expenses that they incur in connection with the Company's business, contingent upon the following: (i) submission of substantiating documentation (such as receipts, paid bills or canceled checks) containing information sufficient to establish the amount and character of any such expenditure; and (ii) prior approval from the Manager.

ARTICLE 6
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

6.1. Initial Capital Contributions. Contemporaneously with the execution of this Agreement, each Member has made Initial Capital Contributions to the Company in such amounts, or forms, as set forth on Schedule A and is deemed to own the number, type, series and class of Units, in each case, in the amounts set forth opposite such Member's name on the Members Schedule. The Manager shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member in accordance with this Agreement.

6.2. Additional Capital Contributions.

6.2.1. No Member shall be required to make any additional Capital Contributions.

6.2.2. Any future Capital Contributions made by any Member shall only be made with the consent of the Manager and in connection with an issuance of Units made in compliance with this Agreement. No Member shall be required to lend any funds to the Company and no Member shall have any personal liability for the payment or repayment of any Capital Contribution by or to any other Member.

6.3. Maintenance of Capital Accounts. An individual Capital Account shall be established and maintained on the Company's books for each Member in accordance with this Section 6.3. If a Membership Interest is transferred in accordance with this Agreement, the Transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Units. The balance of each Member's Capital Account shall be calculated in accordance with the following provisions:

6.3.1. Additions to Capital Account. Each Member's Capital Account shall be increased by:

(a) such Member's Capital Contributions, including Initial Capital Contribution;

(b) such Member's distributive share of Net Profit not yet distributed thereto;

(c) any items in the nature of income or gain that are specially allocated to that Member but not yet distributed to that Member; and

(d) the amount of any Company liabilities assumed by such Member or secured by any Company property distributed to such Member.

6.3.2. Subtractions from Capital Account. Each Member's Capital Account shall be decreased by:

(a) the amount of cash and the Book Value of any Company assets distributed to such Member pursuant to any provision of this Agreement (net of liabilities encumbering such distributed asset that the recipient Member is considered to assume pursuant to Section 752 of the Code);

(b) such Member's distributive share of Net Loss;

(c) any items in the nature of expenses or losses which are specially allocated to that Member pursuant to the terms of this Agreement; and

(d) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

6.3.3. Negative Capital Accounts. In the event that any Member shall have a deficit balance in his, her or its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by applicable law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

6.3.4. No Withdrawal from Capital Accounts. No Member shall be entitled to withdraw any part of his, her or its Capital Account or to receive any Distribution from the Company, except as provided in this Agreement. No Member shall receive any interest, salary or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Members and shall have no effect on the amount of any Distributions to any Members, in liquidation or otherwise.

6.3.5. Capital Account Adjustment. If the Book Value of Company assets are adjusted as described in the definition of Book Value in Appendix 1, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate net adjustment as if the Company recognized gain or loss equal to the amount of such net adjustment.

6.4. No Interest. The Company will not pay any interest on Capital Contributions or on the balance of a Member's Capital Account.

6.5. Compliance with Regulations. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Sections 1.704-1(b) and 1.704-2 of the Regulations, and shall be interpreted and applied in a manner consistent with the

Regulations. If the Manager determines that it is prudent to modify the way the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Manager may authorize such modifications if it is not likely to have a material effect on the amounts distributed to any Member upon dissolution of the Company.

ARTICLE 7
ALLOCATIONS OF NET PROFIT AND NET LOSS

7.1. Net Loss. Unless otherwise stated in this Agreement, Net Loss will be allocated to the Members in proportion to their Membership Interests for Company book purposes. Notwithstanding the previous sentence, loss allocations to a Member will, to the extent possible, be made only to the extent that the loss allocations do not create a deficit Capital Account balance for that Member in excess of an amount, if any, equal to that Member's share of Minimum Gain of the Company. Any loss not allocated to a Member because of the foregoing provision will be allocated to the other Members (to the extent the other Members are not limited in respect of the allocation of losses under this Section 7.1). Any loss reallocated under this Section 7.1 will be taken into account in computing subsequent allocations of income and losses pursuant to this Article 7, so that the net amount of any item so allocated and the income and losses allocated to each Member pursuant to this Article 7, to the extent possible, will be equal to the net amount that would be allocated to each Member pursuant to this Article 7, if no reallocation of losses occurred under this Section 7.1.

7.2. Net Profit. Net Profit shall be allocated among the Members in the same proportion as Company Cash Flow is distributed to the Members pursuant to Article 8 of this Agreement.

7.3. Allocations for Tax Purposes.

7.3.1. Tax Allocations. For income tax purposes, each item of income, gain, loss or deduction of the Company shall be allocated among the Members in accordance with the method in which equivalent items of Net Profit or Net Loss are allocated pursuant to this Article 7. The foregoing provisions and the other provisions of this Agreement relating to the allocation of Net Losses and Net Profits are intended to comply with the Regulations, and if any special allocations are required in the reasonable opinion of the Company's tax advisor to give substantial economic effect to allocated Net Losses and Net Profits pursuant to the Regulations, such special allocations shall be made in the minimum amounts required to satisfy the Regulations. In the case of any special tax allocations allowed under the Code or Regulations, the method of allocation and formula determined by the Company's tax advisor shall be followed so long as it complies with state law, the Code, the Regulations and fairly treats each Member. The method of tax allocation selected by the Tax Matters Partner or Partnership Representative shall be presumed to be "fair to all members" and any Member or party challenging said allocation on these grounds shall bear the burden of proof.

7.3.2. Allocation upon Transfer of Membership Interests. Net Profit and Net Loss, together with corresponding tax items, shall be allocated between a transferring Member and the Substitute Member using any method selected by the Manager which is permitted by Section 706 of the Code.

ARTICLE 8
DISTRIBUTIONS

Any Distributions made are subject to the limitations of Section 17704.04 *et seq.* of the Act and this Article 8. Subject to this Article 8, the Manager may authorize distributions of the Company Cash Flow at such times and frequencies as the Manager may so elect.

8.1. Priority of Distributions. Subject to the priority of Distributions pursuant to Section 13.4.2 below, if applicable, all authorized Distributions shall be made in the following manner:

8.1.1. First, the Founder Units shall be allocated twenty-five percent (25%) of all distributions of the Company until the Company has returned four hundred thousand dollars and zero cents ($400,000.00);

8.1.2. Second, to satisfy preferred rights, if any, of Members holding Preferred Units; and

8.1.3. Third, to the Members holding Common Units, Founder Units and vested Profit Participation Units, and to any Members holding Preferred Units having a right to distributions in addition to preferred rights, pro rata in proportion to their aggregate holdings of Common Units, Founder Units and vested Profit Participation Units (and any Members holding Preferred Units having a right to distributions in addition to preferred right) treated as one class of Units.

8.2. Limitations on Distributions to Profit Participation Units.

8.2.1. Notwithstanding the provisions of Section 8.1.3 above, no Distribution (other than tax advances) shall be made to a Member on account of its Profit Participation Units that have not vested pursuant to the terms of the Profit Participation Plan and any associated Profit Participation Agreement are referred to as "***Restricted Profit Participation Units***". Any amount that would otherwise be distributed to such a Member but for the application of the preceding sentence shall instead be retained in a segregated Company account to be distributed in accordance with Section 8.1.3 above by the Company and paid to such Member if, as and when the Restricted Profits Participation Unit to which such retained amount relates vests pursuant to its proscribed vesting schedule.

8.2.2. It is the intention of the parties to this Agreement that Distributions to any Service Provider with respect to Profit Participation Units be limited to the extent necessary so that the related Membership Interest constitutes a Profits Interest. In furtherance of the foregoing, and notwithstanding anything to the contrary in this Agreement, the Manager shall, if necessary, limit any Distributions to any Service Provider with respect to Profit Participation Units so that such Distributions do not exceed the available profits in respect of such Service Provider's related Profits Interest. Available profits shall include the aggregate amount of profit and unrealized appreciation in all of the assets of the Company between the date of issuance of such Profit Participation Units and the date of such Distribution, it being understood that such unrealized appreciation shall be determined on the basis of the Profits Interest Hurdle applicable to such Profit Participation Unit. In the event that a Service Provider's Distributions and allocations with respect to his Profit Participation Units are reduced pursuant to the preceding sentence, an amount equal to such excess Distributions shall be treated as instead apportioned to the holders of Profit Participation Units that have met their Profits Interest Hurdle ("***Qualifying Profit Participation Units***"), pro rata in proportion to their aggregate holdings of Common Units and Qualifying Profit Participation Units treated as one class of Unit.

8.3. Return of Distributions in Certain Circumstances. A Member is only obligated to return a Distribution to the extent required under Section 17704.05 of the Act (or elsewhere in the Act). The Manager will endeavor to refrain from authorizing any Distributions that would result in such requirement.

8.4. No Distributions in Kind. Except as otherwise provided in Section 13.4.2 below or determined by the Manager, the Members shall not have the right to demand or receive property other than cash in return of Capital Contributions or as to Distributions.

8.5. Tax Withholding; Withholding Advances.

8.5.1. Tax Withholding. If requested by the Manager, each Member shall, if able to do so, deliver to the Manager:

(a) An affidavit in form satisfactory to the Manager that the applicable Member (or its members, as the case may be) is not subject to withholding under the provisions of any federal, state, local, foreign or other applicable law;

(b) Any certificate that the Manager may reasonably request with respect to any such laws; or

(c) Any other form or instrument reasonably requested by the Manager relating to any Member's status under such law.

8.5.2. Withholding Advances. The Company is hereby authorized at all times to make payments ("***Withholding Advances***") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Tax Matters Member or Partnership Representative based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local or foreign taxing authority (a "***Taxing Authority***") with respect to any Distribution or allocation by the Company of income or gain to such Member (including payments made pursuant to Code Section 6225 as amended by the Bipartisan Budget Act of 2015 ("***BBA***") and allocable to a Member as determined by the Tax Matters Member or Partnership Representative in its sole discretion) and to withhold the same from Distributions to such Member. Any funds withheld from a Distribution by reason of this Section 8.5.2 shall nonetheless be deemed Distributed to the Member in question for all purposes under this Agreement and, at the option of the Manager, shall be charged against the Member's Capital Account.

8.5.3. Repayment of Withholding Advances. Any Withholding Advance made by the Company to a Taxing Authority on behalf of a Member and not simultaneously withheld from a Distribution to that Member shall, with interest thereon accruing from the date of payment at a rate equal to the prime rate published in the *Wall Street Journal* on the date of payment plus two percent (2.0%) per annum (the "***Company Interest Rate***"):

(a) be promptly repaid to the Company by the Member on whose behalf the Withholding Advance was made (which repayment by the Member shall not constitute a Capital Contribution, but shall credit the Member's Capital Account if the Manager shall have initially charged the amount of the Withholding Advance to the Capital Account); or

(b) with the consent of the Manager, be repaid by reducing the amount of the next succeeding Distribution or Distributions to be made to such Member (which reduction amount shall be deemed to have been Distributed to the Member, but which shall not further reduce the Member's Capital Account if the Manager shall have initially charged the amount of the Withholding Advance to the Capital Account).

Interest shall cease to accrue from the time the Member on whose behalf the Withholding Advance was made repays such Withholding Advance (and all accrued interest) by either method of repayment described above.

8.5.4. Overwithholding. Neither the Company nor the Manager shall be liable for any excess taxes withheld in respect of any Distribution or allocation of income or gain to a Member. In the event of an overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

8.5.5. Indemnification. Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interest or penalties which may be asserted by reason of the Company's failure to deduct and withhold tax on amounts of Distributions or allocable to such Member. The provisions of this Section 8.5.5 shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Member

from the Company or Transfer of its Units. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 8.5.5, including bringing a lawsuit to collect repayment with interest.

ARTICLE 9
NO LIABILITY OF MEMBERS; INDEMNITY OF MEMBERS

9.1. No Liability. Consistent with Section 2.7 above, all debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member. This Section does not prevent a Member, should he or she so choose, from separate agreement to guaranty or otherwise become liable for a debt or obligation of the Company.

9.2. Indemnification.

9.2.1. Members. The Company shall defend, indemnify and hold the Members harmless from and against any loss, claims, damages, liabilities, expenses, judgments, fines or settlements arising from any claims (including reasonable legal expenses and other costs of defense), demands, actions, suits or proceedings (civil, criminal, administrative or investigative) in which they may be involved, as a party or otherwise, by reason of their management of, or involvement in, the affairs of the Company, or which relate to the Company, its business or affairs, if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in, or not opposed to, the best interests of the Company, and, concerning any criminal proceeding, had no reasonable cause to believe the conduct of the indemnitee was unlawful. The termination of a proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that the indemnitee did not act in good faith and in a manner which the indemnitee reasonably believed to be in, or not opposed to, the best interests of the Company or that the indemnitee had reasonable cause to believe that the indemnitee's conduct was unlawful, unless there has been a final adjudication in the proceeding that the indemnitee did not act in good faith and in a manner which the indemnitee reasonably believed to be in, or not opposed to, the best interests of the Company.

9.2.2. Expenses. To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by the Members in defending any claim, demand, action, suit or proceeding arising from a Member's act or omission (whether or not constituting negligence or gross negligence) performed or omitted by them on behalf of the Company, shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding.

9.2.3. Manager, Directors, Officers and Agents. The Company shall have the power to indemnify any Person who was or is a party, or who is threatened to be made a party, to any legal proceeding by reason of the fact that the Person was or is a manager, director, officer, employee or other agent of the Company, or was or is serving at the request of the Company in any capacity, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred by that Person in connection with the proceeding, if that Person acted in good faith and in a manner that the Person reasonably believed to be in the best interests of the Company, and, in the case of a criminal proceeding, the Person had no reasonable cause to believe that the Person's conduct was unlawful. The termination of a proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that the indemnitee did not act in good faith and in a manner which the indemnitee reasonably believed to be in, or not opposed to, the best interests of the Company or that the indemnitee had reasonable cause to believe that the indemnitee's conduct was unlawful, unless there has been a final adjudication in the proceeding that the indemnitee did not act in good faith and in a manner which the indemnitee reasonably believed to be in, or not opposed to, the best interests of the Company, or that the Person had reasonable cause to believe that the Person's conduct was unlawful.

9.2.4. Nonexclusive Right. The indemnification provided by this Section is not exclusive of any other rights to which any Person may be entitled under any Agreement, or as a matter of law, or otherwise.

9.2.5. Former Member. All provisions of this Article 9 shall apply to any former Member of the Company for all actions or omissions taken while such person was a Member of the Company to the same extent as if such person were still a Member of the Company.

9.2.6. Insurance. The Company may purchase and maintain insurance, to the extent and in such amounts as the Members shall, in their sole discretion, deem reasonable, on behalf of Members, as that term is defined in any insurance policy obtained by the Company, and such other persons or entities as the Members shall determine, against any liability that may be asserted against, or expenses that may be incurred by, any such person or entity in connection with the activities of the Company or such indemnities, regardless of whether the Company would have the power to indemnify such person or entity against such liability under the provisions of this Agreement.

ARTICLE 10
MANAGEMENT

10.1. Manager. The Company shall be manager-managed by the Manager named in Section 2.8 above until his successor is appointed in accordance with Section 10.2 below. Subject to Section 5.5 of this Agreement, the Manager shall have full and complete discretion to manage and control the business, property, activities and affairs of the Company, to make all decisions affecting the business, property, activities and affairs of the Company and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company set forth in Section 2.4 above. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company.

10.2. Term. The Manager shall serve until the earlier of the following: (a) resignation, retirement, death or disability; (b) removal by the Members in accordance with Section 10.2 below; and (c) the expiration of the Manager's term as a Manager, if such term is designated on the original appointment of the Manager.

10.3. Removal of Manager. A Manager who is not also a Member may be removed with or without cause at any time by an action of a majority of the Voting Units. A Manager who is also a Member may only be removed or replaced for Cause by the holders of a majority of the Voting Units including those held by the Manager. Following such removal or replacement, a successor Manager shall be elected by the holders of a majority of the Voting Units, including those held by the immediately prior Manager to the extent that Manager holds such Voting Units at the time of election. The removal of the Manager shall not affect its rights as a Member and shall not constitute a dissociation of such Member. "***Cause***" has the meaning set forth in any employment agreement or other written contract of engagement entered into between the Company and such Manager, or if none, then a (i) conviction of, (ii) plea of guilty to, (iii) finding by a court of law of, (iv) written declaration by the Manager consenting to an intentional act of fraud, embezzlement, theft or any other material violation of law that occurs during or in the course of the Manager's duties or the willful and continued failure to substantially perform the Manager's expressed duties for the Company (other than as a result of incapacity due to physical or mental illness).

10.4. Powers and Duties. The Manager shall preside over the day to day function of the Company, including, without limitation, the following:

10.4.1. Execute on behalf of the Company all instruments, documents and other agreements on behalf of the Company in such forms as the Manager may approve;

10.4.2. Endorse checks, drafts or other evidence of indebtedness to the Company for deposit into one of the Company's accounts;

10.4.3. Do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business;

10.4.4. Select the officers of the Company;

10.4.5. Employ accountants, legal counsel, managing agents, tradesmen, contractors, subcontractors or other Persons to perform services for the Company;

10.4.6. Maintain and purchase liability insurance to the extent deemed reasonable or prudent to protect the Company's property and business;

10.4.7. Sell, lease exchange or otherwise dispose of all, or substantially all of the Company's property outside the ordinary course of the Company's activities;

10.4.8. Commence lawsuits and other proceedings on behalf of the Company;

10.4.9. Cause the dissolution, termination, merger or conversion of the Company; and

10.4.10.Any other powers or duties that may be prescribed in this Agreement or by holders of a majority of the Voting Units.

10.5. Procedure for Action by the Manager. If there is more than one Manager, actions by the Managers shall be taken at meetings or as otherwise provided in Section 10.5.5 below by at least a majority vote of those serving as the Manager, or the number of votes otherwise sufficient to approve the action pursuant to the terms of this Agreement.

10.5.1. Meetings. No regular meetings of the Manager need be held. If there is more than one Manager, any Manager may call a Manager meeting by giving Notice of the time and place of the meeting at least forty-eight (48) hours before the time of the holding of the meeting. The Notice need not specify the purpose of the meeting, nor the location if the meeting is to be held at the principal executive office of the Company. Participation in a Manager meeting may occur through the use of conference telephone or similar communications equipment, so long as all participants in such meeting can hear one another. Participation in a meeting pursuant to the foregoing sentence constitutes presence in person at such meeting.

10.5.2. Minutes. The Manager shall keep, or cause to be kept, with the books and records of the Company full and accurate minutes of all meetings, notices and waivers of notices of meetings, and all written consents to actions by the Manager.

10.5.3. Quorum. A majority of those serving as the Manager shall constitute a quorum for the transaction of business at any Manager meeting.

10.5.4. Waiver of Notice. Notice of a meeting need not be given to any Manager who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such Manager. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. A waiver of notice need not specify the purpose of any Manager meeting.

10.5.5. Action by Written Consent Without a Meeting. Any action required or permitted to be taken by the Manager may be taken without a meeting, if at least a majority of those serving as the Manager individually consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the Manager. Such action by written consent shall have the same force and effect as a vote of the Manager at a duly held meeting.

10.6. Time. It is acknowledged that a Manager may have other business interests to which that Manager devotes part of its time. A Manager shall devote as much time to the conduct of the business of the Company as that Manager, in that Manager's own good faith and discretion, deems necessary.

10.7. Compensation; No Employment. The Manager shall be compensated for his services as Manager as reasonably determined by the Manager. Manager's compensation for services rendered as Manager are wholly separate from Manager's ownership interest in the Company.

10.8. Business Expenses. The Company shall promptly reimburse the Manager for all ordinary, necessary, and direct expenses incurred by the Manager on behalf of the Company in carrying out the Company's business activities, contingent upon submission of substantiating documentation (such as receipts, paid bills or canceled checks) containing information sufficient to establish the amount and character of any such expenditure, including without limitation, salaries of officers and employees of the Manager who are carrying out the Company's business activities.

10.9. Resignation. The Manager may resign at any time by giving thirty (30) days' written notice to the Company. Any such resignation shall be effective on receipt thereof, unless it is specified to be effective at some other time or on the occurrence of some other event. The Company's acceptance of a resignation shall not be necessary to make it effective. The resignation of the Manager shall not affect its rights as a Member and shall not constitute a dissociation of such Member.

10.10. No Personal Liability. Except as otherwise provided in the Act, by applicable law, or expressly in this Agreement, the Manager will not be obligated personally for any debt, obligation or liability of the Company of any Company's subsidiaries or other Members, whether arising in contract, tort or otherwise, solely by reason of being or acting as a Manager.

10.11. No Management by Other Persons or Entities. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a resolution expressly authorizing such action which resolution is duly adopted by the Manager.

10.12. Officers. The Manager may appoint individuals as officers of the Company (the "***Officers***") as the Manager deems necessary or desirable to carry on the business of the Company and the Manager may delegate to such Officers such power and authority as the Manager deems advisable. No Officer need be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation or removal. Any Officer may resign at any time on written notice to the Manager. Any Officer may be removed by the Manager with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise may, but need not, be filled by the Manager.

10.13. Title to Assets. The Manager shall cause all assets of the Company, whether real or personal, to be held solely in the name of the Company.

ARTICLE 11
COMPANY ACCOUNTS; ACCOUNTING; AND TAX MATTERS

11.1. Partnership Tax Treatment. Each Member acknowledges that it understands and intends that the arrangement created hereunder is a partnership for federal (and applicable state and local) income tax purposes and that it intends and expects to be treated as a partner thereof for such purposes. The Members agree that, unless otherwise required by appropriate tax authorities, neither the Company nor any Member shall file or cause to be filed annual returns, reports or other forms inconsistent with such stated intent. No election to treat the Company other than as a partnership for federal income tax purposes or any relevant state or local tax purposes shall be made by or on behalf of the Company or any Member.

11.2. Book of Accounts. Complete books of accounts of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the Company's principal executive office and at other locations that the Manager shall determine from time to time, and shall be open to inspection and copying on reasonable notice by any Member or the Member's authorized representatives during normal business hours. The costs of inspection and copying shall be borne by the Member.

11.3. Method of Accounting. The financial books and records of the Company shall be kept on a cash basis unless changed to the accrual basis by the Manager. The financial statements of the Company shall be prepared in accordance with generally accepted accounting principles and shall be appropriate and adequate for the Company's business and for carrying out the provisions of this Agreement.

11.4. Fiscal Year. The Company's fiscal year (the "***Fiscal Year***") is the calendar year unless changed by the Manager in accordance with applicable tax laws.

11.5. Records. At all times during the term of existence of the Company, and beyond that term if the Manager deems it necessary, the Manager shall keep or cause to be kept the books of account referred to in Section 11.1 above, together with:

11.5.1. Schedule A, attached hereto, updated pursuant to Section 4.1 above;

11.5.2. A copy of the Articles, as may be amended;

11.5.3. Copies of the Company's federal, state and local income tax or information returns and reports, if any, for the six (6) most recent tax years;

11.5.4. An original executed copy or counterparts of this Agreement, as may be amended;

11.5.5. Any powers of attorney under which the Articles or this Agreement or any amendments to the Articles or this Agreement were executed;

11.5.6. Financial statements of the Company for the six (6) most recent Fiscal Years; and

11.5.7. The books and records of the Company as they relate to the Company's internal affairs for the current and past four (4) Fiscal Years.

If the Manager deems that any of the foregoing items shall be kept beyond the term of existence of the Company, the repository of those items shall be as designated by the Manager.

11.6. Financial Statements. At the end of each Fiscal Year, the books of the Company shall be closed and examined, statements reflecting the financial condition of the Company and its Profits or Losses shall be prepared, and a report about those matters shall be issued by the Company's certified public accountants. Copies of the financial statements shall be given to all Members. In addition, all Members

shall receive, not less frequently than within forty-five (45) days after the end of each calendar quarter, copies of such financial statements regarding the previous calendar quarter as may be prepared in the ordinary course of business by the Manager or accountants selected by the Manager. The Manager shall cause an annual report to be sent to each Member within one hundred and twenty (120) days after the end of the Fiscal Year of the Company. The annual report shall be sent by electronic transmission by the Company and shall include:

11.6.1. A balance sheet and income statement, and a statement of Cash Flow of the Company as of the close of the Fiscal Year; and

11.6.2. A statement showing the Capital Account of each Member as of the close of the Fiscal Year and the distributions, if any, made to each Member during the Fiscal Year. Members may request interim balance sheets and income statements, and may, at their own discretion and expense, obtain an audit of the Company books by certified public accountants selected by them; provided, however, that not more than one such audit shall be made during any Fiscal Year of the Company.

11.7. Income Tax Data and Reports. The Tax Matters Partner shall send or cause to be sent to the Members and Transferees, if any, within ninety (90) days after the end of each Fiscal Year, such information as is necessary for the Members to complete their federal and state income tax or information returns together with a copy of the Company's federal, state and local income tax or information returns for that year.

11.8. Tax Matters Partner; Partnership Representative.

11.8.1. Appointment; Resignation. The Members hereby appoint the Manager as the "tax matters partner" (as defined in Code Section 6231 prior to its amendment by the Bipartisan Budget Act of 2015 ("***BBA***") (the "***Tax Matters Member***") and, for tax years beginning on or after January 1, 2018, the "partnership representative" (the "***Partnership Representative***") as provided in Code Section 6223(a) (as amended by the BBA). The Tax Matters Member or Partnership Representative may resign at any time if there is another Member to act as the Tax Matters Member or Partnership Representative. The Tax Matters Member or Partnership Representative can be removed at any time by an affirmative vote of the holders of a majority of the Voting Units, and shall resign if it is no longer a Member. In the event of the resignation or removal of the Tax Matters Member or Partnership Representative, an affirmative vote of the holders of a majority of the Voting Units shall select a replacement Tax Matters Member or Partnership Representative. If the resignation or removal of the Partnership Representative occurs prior to the effectiveness of the resignation or removal under applicable Treasury Regulations or other administrative guidance, the resignation or removal shall be effective upon the earliest date provided for in such Treasury Regulations or administrative guidance.

11.8.2. Tax Examination and Audits. The Tax Matters Member and Partnership Representative are each authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by Taxing Authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Matters Member and Partnership Representative shall each have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority.

11.8.3. BBA Elections. The Company shall not elect into the partnership audit procedures enacted under Section 1101 of the BBA (the "***BBA Procedures***") for any tax year beginning before January 1, 2018, and, to the extent permitted by applicable law and regulations, the Company will annually elect out of the BBA Procedures for tax years beginning on or after January 1, 2018 pursuant to Code Section

6221(b) (as amended by the BBA). For any year in which applicable law and regulations do not permit the Company to elect out of the BBA Procedures, then within forty-five (45) days of any notice of final partnership adjustment, the Company will elect the alternative procedure under Code Section 6226, as amended by the BBA, and furnish to the Internal Revenue Service and each Member during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

11.8.4. Tax Returns and Tax Deficiencies. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign, or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax, or interest imposed with respect to such taxes and taxes imposed pursuant to Code Section 6226 as amended by the BBA) shall be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in Section 8.5.5 above.

11.8.5. Income Tax Elections. Except as otherwise provided herein, the Tax Matters Member and Partnership Representative shall have sole discretion to make any determination regarding income tax elections it deems advisable on behalf of the Company; provided, that the Tax Matters Member or Partnership Representative will make an election under Code Section 754, if requested in writing by another Member.

11.9. Tax Returns. At the expense of the Company, the Manager (or any Officer that it may designate pursuant to Section 10.12 above) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code, as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as practical after the end of each Fiscal Year, the Manager or designated Officer will cause to be delivered to each Person who was a Member or Permitted Transferee at any time during such Fiscal Year, such written information as may be necessary for the preparation of such Person's federal, state and local income tax returns for such Fiscal Year. Within ninety (90) days after the end of each Fiscal Year, the Manager or designated Officer will cause to be delivered to each Person who was a Member or Permitted Transferee at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065.

11.10. Banking. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Manager, in such checking, savings, or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively on the signature or signatures of such Officer or Officers as the Manager may designate.

ARTICLE 12
TRANSFER OF MEMBERSHIP INTERESTS

12.1. Transfer. Each Member acknowledges that such Member may not sell, convey, mortgage, pledge, assign, hypothecate or otherwise dispose of ("***Transfer***"), in whole or in part, any interests or rights in such Member's Membership Interests, whether now owned or later acquired, except in accordance with this Article 12 Each Member hereby acknowledges the reasonableness of this prohibition in view of the purposes of the Company and relationship of the Members.

12.2. Transfer Void. Any attempted Transfer of a Member's Membership Interests in contravention of this Article 12 shall be deemed invalid, null and void, and of no force or effect, except any transfer mandated by operation of law and then only to the extent necessary to give effect to such transfer by operation of law.

12.3. Right of First Refusal.

12.3.1. Notice of Intention to Sell. If a Member (the "***Selling Member***") holding Preferred Units, Founder Units or Common Units desires to Transfer his/her/its Preferred Units (or applicable Unit Equivalents) ("***Offered Preferred Units***") or Common Units (or Unit Equivalents) ("***Offered Common Units***") or Founder Units (or Unit Equivalents) ("***Offered Units***"), or any part thereof, at any time, such Member shall first give written notice ("***Transfer Notice***") to the Company and the other Members holding Preferred Units, Founder Units or Common Units (as applicable) of his/her/its intention to Transfer such Offered Units. Any such notice shall also be given following receipt by the Member desiring to Transfer his/her/its Offered Units or any portion thereof of a bona fide written offer for such Transfer, and shall specify the identity of the proposed Transferee, details regarding the number of Offered Units to be Transferred, the amount of the cash purchase price proposed to be paid for such Offered Units and all material terms of such transaction.

As used herein, the term "***Applicable ROFR Rightholders***" shall mean, in the case of a proposed Transfer of Preferred Units (or applicable Unit Equivalents), all Members (other than the Offering Member) holding Preferred Units (or applicable Unit Equivalents), and in the case of a proposed Transfer of Common Units (or applicable Unit Equivalents), all Members (other than the Offering Member) holding Common Units (or applicable Unit Equivalents), and in the case of a proposed Transfer of Founder Units (or applicable Unit Equivalents), all Members (other than the Offering Member) holding Founder Units (or applicable Unit Equivalents).

12.3.2. Right of First Refusal.

(a) Any Transfer of Offered Units requiring the giving of written notice under Section 12.3.1 of this Agreement shall be subject to a right of first refusal on the part of the Company exercisable within twenty (20) business days ("***Company Exercise Period***") of receipt of such Transfer Notice. During such period, the Company, subject to any restrictions imposed by law, shall have the right to elect to purchase all (and not less than all) (subject to the condition set forth below) of the Offered Units proposed to be sold by the Selling Member at a purchase price equal to the lesser of (i) the same terms as proposed by the proposed Transferee (including, without limitation, the cash purchase price proposed to be paid for the Subject Membership Interests by such Transferee), or, if such terms and conditions are not amenable to exact duplication, upon substantially equivalent terms and conditions or (ii) the Enterprise Value; provided, however, notwithstanding the foregoing, the Company shall have the right to exercise its right of first refusal and pay the purchase price with twenty percent (20%) in cash and the balance of the purchase price over sixty (60) equal monthly installments pursuant to a promissory note bearing interest at a rate of three percent (3%) per annum. If the Company does not elect to purchase, or is prohibited from purchasing under the Act, all of the Offered Units within such twenty (20) business day period, then such right of first refusal shall pass to the Applicable ROFR Rightholders in accordance with Section 12.3.2(b) below with respect to the Offered Units.

(b) If the right of first refusal shall pass to the Applicable ROFR Rightholders as provided in Section 12.3.2(a) above, such Applicable ROFR Rightholders shall have the right to purchase at the purchase price and on the terms and conditions specified in the Transfer Notice, all of the Offered Units offered by the Selling Member by giving notice of acceptance to the Selling Member within ten (10) business days of the earlier of the expiration of the Company Exercise Period or the Applicable ROFR Rightholders' receipt of notice that the Company has not elected to purchase all of the Offered Units ("***Member Exercise Period***"). The remaining Members shall have the right to purchase all of the Offered Units on the same terms as the Company could have purchased the Offered Units; provided, however, that the remaining Members must purchase in the aggregate all of the Offered Units offered by the Selling Member. If the operation of the foregoing provisions of this Section 12.3.2(b) does not result in the purchase of all of the Offered Units offered by the Selling Member, then the Selling Member may sell all of the Offered Units to the proposed Transferee at the price and on the terms and conditions set forth in the

Transfer Notice during a period of forty-five (45) business days immediately following the expiration of the Member Exercise Period. If the sale of such Offered Units is not completed within such forty-five (45) business day period or if the price or terms or conditions of sale are materially modified from those contained in the Transfer Notice, then the procedures specified in this Section 12.3 shall be repeated.

12.3.3. No Membership Rights Transferred. If the conditions of Transfer set forth in Section 12.3.2 above are satisfied, the Selling Member may Transfer all or any portion of the Member's Transferable Interests to the proposed Transferee at a price per Offered Unit not less than specified in the Transfer Notice and on other terms and conditions which are not materially more favorable in the aggregate to the proposed purchaser than those specified in the Transfer Notice, but only to the extent that such Transfer occurs within ninety (90) days after expiration of the Member Exercise Period. Any Offered Units not Transferred within such ninety (90) day period will be subject to the procedures specified in this Section 12.3. If the Selling Member Transfers all or any portion of the Member's Transferable Interests to a non-Member pursuant to this Section 12.3, the Transferee shall not receive any of the transferor's Membership Rights, if any. Additionally, the non-Member Transferee shall have no right to: (i) become a Member without the approval of the Manager; (ii) exercise any Membership Rights other than those specifically pertaining to the ownership of the Transferable Interests; or (iii) act as an agent of the Company. Furthermore, the proportionate share of the Membership Rights, which would have been transferred if such Transferable Interests were transferred to a Member, shall be distributed to the remaining Members and the Selling Member shall have no further Membership Rights associated with the Transferable Interests transferred.

12.4. Death or Incapacity of Member.

12.4.1. As used herein, the term "***Applicable Rightholders***" shall mean: in the case of Preferred Units (or applicable Unit Equivalents), all Members (other than the Member holding the subject Units) holding Preferred Units (or applicable Unit Equivalents); in the case of Common Units (or applicable Unit Equivalents), all Members (other than the Member holding the subject Units) holding Common Units (or applicable Unit Equivalents); in the case of Founder Units (or applicable Unit Equivalents), all Members (other than the Member holding the subject Units) holding Founder Units; and in the case of Profit Participation Units (or applicable Unit Equivalents), all Members. Upon the death or incapacity of a Member, such Member's Units shall be deemed offered to the Applicable Rightholders pro rata at the Enterprise Value set forth in Section 12.7 below. In the event an Applicable Rightholder does not accept such Member's pro rata portion of such offer, such Member's portion of the Membership Interests shall be offered to the other remaining Applicable Rightholders. In the event that any Membership Interests shall remain unallocated, such Membership Interests shall be offered to the Company.

12.4.2. In the event that any Membership Interests shall yet remain unallocated after the procedures set forth in Section 12.4.1 above are followed, the subject Membership Interests may be offered to a third party upon the terms and conditions set forth in this Agreement, or they may be distributed pursuant to the laws of descent or by trust to the heirs of the deceased or incapacitated Member. In either case, the Transferee shall succeed to the Member's Transferable Interest, with all of the rights associated with the Member's Transferable Interest; however, the Transferee shall not become a Member and shall not have the right to: (i) become a Member; (ii) exercise any Membership Rights; or (iii) act as an agent of the Company. Instead, the deceased or incapacitated Member's Membership Rights, which would have been transferred if such Membership Interests were transferred to a Member, shall be distributed to the remaining Members in proportion to their Membership Interests.

12.5. Marital Dissolution. If, in connection with the divorce or dissolution of the marriage of a Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion thereof, to that Member's spouse (an "***Award***"), then, notwithstanding that such transfer would constitute an unpermitted Transfer under this Agreement, that Member shall have the right to purchase from his or her former spouse the Membership Interest, or portion thereof, that was so transferred, and such

former spouse shall sell the Membership Interest or portion thereof to that Member, at the Enterprise Value set forth in Section 12.7 below. If the Member fails to consummate the purchase within one hundred eighty (180) days after the court Award (the "***Expiration Date***"), the Company and the Applicable Rightholders shall have the option to purchase from the former spouse the Membership Interest or portion thereof under Section 12.3.2 above; provided that the option period shall commence on the later of (1) the day following the Expiration Date, or (2) the date of actual notice of the Award. In the event such Membership Interest is not purchased pursuant to this Section 12.5, the former spouse shall be treated as a Transferee, having all of the rights associated with the Member's Transferable Interest, but shall not become a Member and shall not have the right to: (i) become a Member without the approval of the Manager; (ii) exercise any Membership Rights; or (iii) act as an agent of the Company.

12.6. Transfer of Interests for Estate Planning. Notwithstanding the restrictions on transfer of Membership Interests provided in this Article 12, a Member may Transfer his/her/its Transferable Interests to any revocable trust created for the benefit of the Member, or any combination between or among the Member, the Member's spouse or domestic partner and the Member's issue, provided that the Member retains a beneficial interest in the trust and all of the voting interest, if any, included in the Membership Interest. A Transfer of a Member's beneficial interest in the trust, or failure to retain such voting interest, shall be deemed a Transfer of Membership Interest restricted by this Article 12.

12.7. Enterprise Value.

12.7.1. Valuation by Agreement. The value of the subject Units based on the Company's value on a going concern basis (the "***Enterprise Value***") may be established by agreement between the Members holding a majority of the Common Units from time to time.

12.7.2. Appraisal. If there has been no agreement as to value as provided in Section 12.7.1 above within twelve (12) months of an event requiring an agreement on value, the Company and the Member whose Membership Interests are to be purchased, or such Member's successor, shall agree upon a value, or if a value cannot be agreed upon within thirty (30) days of an event requiring an agreement on value, shall either agree upon a single appraiser to determine the value or each appoint an appraiser to determine the value. If the two (2) appraisers agree upon such value, they shall jointly render a single written report stating that value. If the two (2) appraisers cannot agree upon the value, they shall each render a separate written report and shall appoint a third appraiser, who shall appraise the Company, determine its value, and render a written report of his or her opinion. Each party shall share equally the fees if a single appraiser is agreed upon, shall pay the fees and other costs of the appraiser appointed by such party if two (2) appraisers are required, and the fees and other costs of the third appraiser shall be shared equally by both parties. The appraiser(s) must apply marketability and minority discounts in considering value.

The value contained in the aforesaid appraiser's written report, the joint written report or the written report of the third appraiser, as the case may be, shall be the Enterprise Value; provided, however, that if the value of the equity contained in the appraisal report of the third appraiser is more than the higher of the first two (2) appraisals, the higher of the first two (2) appraisals shall govern; and provided, further, that if the value of the equity contained in the appraisal report of the third appraiser is less than the lower of the first two (2) appraisals, the lower of the first two (2) appraisals shall govern.

12.8. Drag-along Rights.

12.8.1. Participation. If one or more Members (together with their respective Permitted Transferees) holding no less than a majority of all the Common Units (such Member or Members, the "***Dragging Member***"), proposes to consummate, in one transaction or a series of related transactions, a Change of Control (a "***Drag-along Sale***"), the Dragging Member shall have the right, after delivering the Drag-along Notice in accordance with Section 12.8.3 below and subject to compliance with Section 12.8.4

below, to require that each other Member (each, a "***Drag-along Member***") participate in such sale (including, if necessary, by converting their Unit Equivalents into the Units to be sold in the Drag-along Sale) in the manner set forth in Section 12.8.2 below.

12.8.2. Sale of Units. Subject to compliance with Section 12.8.4 below.

(a) If the Drag-along Sale is structured as a sale resulting in a majority of the Common Units of the Company on a Fully Diluted Basis being held by a Third Party Purchaser, then each Drag-along Member shall sell, with respect to each class or series of Units proposed by the Dragging Member to be included in the Drag-along Sale, the number of Units or Unit Equivalents of such class or series (with Common Units and Profits Participation Units treated as one class for this purpose) equal to the product obtained by multiplying (i) the number of applicable Units on a Fully Diluted Basis held by such Drag-along Member (with Common Units and Profits Participation Units treated as one class) by (ii) a fraction (x) the numerator of which is equal to the number of applicable Units on a Fully Diluted Basis that the Dragging Member proposes to sell in the Drag-along Sale (with Common Units and Profits Participation Units treated as one class) and (y) the denominator of which is equal to the number of applicable Units on a Fully Diluted Basis held by the Dragging Member at such time (with Common Units and Profits Participation Units treated as one class); and

(b) If the Drag-along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company or as a merger, consolidation, recapitalization or reorganization of the Company or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement (including Section 5.1 above), each Drag-along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction, and shall take all actions to waive any dissenters', appraisal or other similar rights that it may have in connection with such transaction. The Distribution of the aggregate consideration of such transaction shall be made in accordance with Section 13.4 below.

12.8.3. Sale Notice. The Dragging Member shall exercise its rights pursuant to this Section 12.8 by delivering a written notice (the "***Drag-along Notice***") to the Company and each Drag-along Member no more than ten (10) business days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than twenty (20) business days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Members' rights and obligations hereunder and shall describe in reasonable detail:

(a) The name of the person or entity to whom such Units are proposed to be sold;

(b) The proposed date, time and location of the closing of the sale;

(c) The number of each class or series of Units to be sold by the Dragging Member, the proposed amount of consideration for the Drag-along Sale and the other material terms and conditions of the Drag-along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof and including, if available, the purchase price per Unit of each applicable class or series (which may take into account the Profits Interest Hurdle of any Profit Participation Units to be sold); and

(d) A copy of any form of agreement proposed to be executed in connection therewith.

12.8.4. Conditions of Sale. The obligations of the Drag-along Members in respect of a Drag-along Sale under this Section 12.8 are subject to the satisfaction of the following conditions:

(a) The consideration to be received by each Drag-along Member shall be the same form and amount of consideration to be received by the Dragging Member per Unit of each applicable class or series (the Distribution of which shall be made in accordance with Section 12.8.2 above) and the terms and conditions of such sale shall, except as otherwise provided in Section 12.8.4(c) below be the same as those upon which the Dragging Member sells its Units;

(b) If the Dragging Member or any Drag-along Member is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-along Members; and

(c) Each Drag-along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Member makes or provides in connection with the Drag-along Sale; *provided*, that each Drag-along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Units, authorization, execution and delivery of relevant documents, enforceability of such documents against the Drag-along Member, and other matters relating to such Drag-along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; *provided*, *further*, that all representations, warranties, covenants and indemnities shall be made by the Dragging Member and each Drag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Member and each Drag-along Member, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Member and each such Drag-along Member in connection with the Drag-along Sale.

12.8.5. Cooperation. Each Drag-along Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member, but subject to Section 12.8.4(c) above.

12.8.6. Expenses. The fees and expenses of the Dragging Member incurred in connection with a Drag-along Sale and for the benefit of all Drag-along Members (it being understood that costs incurred by or on behalf of a Dragging Member for its sole benefit will not be considered to be for the benefit of all Drag-along Members), to the extent not paid or reimbursed by the Company or the Third Party Purchaser, shall be shared by the Dragging Member and all the Drag-along Members on a pro rata basis, based on the consideration received by each such Member; *provided*, that no Drag-along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

12.8.7. Consummation of Sale. The Dragging Member shall have one hundred and eighty (180) days following the date of the Drag-along Notice in which to consummate the Drag-along Sale, on the terms set forth in the Drag-along Notice. If at the end of such period the Dragging Member has not completed the Drag-along Sale, the Dragging Member may not then exercise its rights under this Section 12.8 without again fully complying with the provisions of this Section 12.8.

12.9. Tag-Along Rights.

12.9.1. Participation. Subject to the terms and conditions specified in Sections 12.1, 12.2 and 12.3, if any Member (the "***Selling Member***") proposes to Transfer any of its Preferred Units and/or Common Units (or any Unit Equivalents of such Units) to any Person (a "***Proposed Transferee***"), each other Member (each, a "***Tag-along Member***") shall be permitted to participate in such sale (a "***Tag-along Sale***") on the terms and conditions set forth in this Section 12.9

12.9.2. Application of Transfer Restrictions. The provisions of this Section 12.9 shall only apply to Transfers in which:

(a) The Company and Applicable ROFR Rightholders have not exercised their rights in full under Section 12.3 above to purchase all of the Offered Units; and

(b) The Dragging Member has elected to not exercise its drag-along right under Section 12.8 above.

12.9.3. Sale Notice. Prior to the consummation of any Transfer of Preferred Units, Founder Units or Common Units (or any Unit Equivalents of such Units) qualifying under Section 12.9.2 above, and after satisfying its obligations pursuant to Section 12.3 above, the Selling Member shall deliver to the Company and each other Member holding Units (or any Unit Equivalents of such Units) of the class or series proposed to be Transferred a written notice (a "***Sale Notice***") of the proposed Tag-along Sale as soon as practicable following the expiration of the Member Exercise Period, and in no event later than five (5) business days thereafter. The Sale Notice shall make reference to the Tag-along Members' rights hereunder and shall describe in reasonable detail:

(a) The aggregate number of Common Units, Founder Units or Preferred Units (or any Unit Equivalents of such Units) the Proposed Transferee has offered to purchase;

(b) The identity of the Proposed Transferee;

(c) The proposed date, time and location of the closing of the Tag-along Sale;

(d) The purchase price per applicable Unit (which shall be payable solely in cash) and the other material terms and conditions of the Transfer; and

(e) A copy of any form of agreement proposed to be executed in connection therewith.

12.9.4. Exercise of Tag-along Right.

(a) The Selling Member and each Tag-along Member timely electing to participate in the Tag-along Sale pursuant to Section 12.9.4(b) below shall have the right to Transfer in the Tag-along Sale the number of Common Units, Founder Units or Preferred Units (and applicable Unit Equivalents, if any), as the case may be and with the Common Units, Founder Units and Preferred Units treated as separate classes for purposes of this calculation, equal to the product of (x) the aggregate number of Common Units, Founder Units or Preferred Units (and applicable Unit Equivalents), as the case may be, that the Proposed Transferee proposes to buy as stated in the Sale Notice and (y) a fraction (A) the numerator of which is equal to the number of Common Units, Founder Units or Preferred Units, as the case may be, on a Fully Diluted Basis then held by the applicable Member, and (B) the denominator of which is equal to the number of Common Units, Founder Units or Preferred Units, as the case may be, on a Fully Diluted Basis then held by the Selling Member and all of the Tag-along Members timely electing to participate in the Tag-along Sale pursuant to Section 12.9.4(b) below (such amount with respect to the Common Units (and applicable Unit Equivalents, if any), the "***Common Tag-along Portion***", and with respect to the Preferred Units (and applicable Unit Equivalents, if any), the "***Preferred Tag-along* Portion**" and with respect to the Founder Units (and applicable Unit Equivalents, if any), the "***Founder Tag-along Portion***").

(b) Each Tag-along Member shall exercise its right to participate in a Tag-along Sale by delivering to the Selling Member a written notice (a "***Tag-along Notice***") stating its election to do so and specifying the number of Common Units or Unit Equivalents (up to its Common Tag-along Portion), Founder Units or Unit Equivalents (up to its Founder Tag-along Portion) or Preferred Units or Unit Equivalents (up to its Preferred Tag-along Portion), as the case may be, to be Transferred by it no later than ten (10) business days after receipt of the Sale Notice (the "***Tag-along Period***").

(c) The offer of each Tag-along Member set forth in a Tag-along Notice shall be irrevocable, and, to the extent such offer is accepted, such Tag-along Member shall be bound and obligated to consummate the Transfer on the terms and conditions set forth in this Section 12.9.

12.9.5. Waiver. Each Tag-along Member who does not deliver a Tag-along Notice in compliance with Section 12.9.4(b) above shall be deemed to have waived all of such Tag-along Member's rights to participate in the Tag-along Sale with respect to the Common Units, Founder Units or Preferred Units (or Unit Equivalents) owned by such Tag-along Member, and the Selling Member shall (subject to the rights of any other participating Tag-along Member) thereafter be free to sell to the Proposed Transferee the Units or Unit Equivalents identified in the Sale Notice at a per Unit price that is no greater than the applicable per Unit price set forth in the Sale Notice and on other terms and conditions which are not materially more favorable to the Selling Member than those set forth in the Sale Notice, without any further obligation to the non-accepting Tag-along Members.

12.9.6. Conditions of Sale.

(a) Each Member participating in the Tag-along Sale shall receive the same consideration per Common Unit, Founder Unit or Preferred Unit, as the case may be, after deduction of such Member's proportionate share of the related expenses in accordance with Section 12.9.8 below.

(b) Each Tag-along Member shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Selling Member makes or provides in connection with the Tag-along Sale; *provided*, that each Tag-along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Units, authorization, execution and delivery of relevant documents, enforceability of such documents against the Tag-along Member, and other matters relating to such Tag-along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; *provided*, *further*, that all representations, warranties, covenants and indemnities shall be made by the Selling Member and each Tag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Selling Member and each Tag-along Member, in each case in an amount not to exceed the aggregate proceeds received by the Selling Member and each such Tag-along Member in connection with the Tag-along Sale.

(c) Each holder of then currently exercisable Unit Equivalents with respect to a class or series of Units proposed to be Transferred in a Tag-along Sale shall be given an opportunity to convert such Unit Equivalents into the applicable class or series of Units prior to the consummation of the Tag-along Sale and participate in such sale as holders of such class or series of Units.

12.9.7. Cooperation. Each Tag-along Member shall take all actions as may be reasonably necessary to consummate the Tag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Selling Member, but subject to Section 12.9.6(b) above.

12.9.8. Expenses. The fees and expenses of the Selling Member incurred in connection with a Tag-along Sale and for the benefit of all Tag-along Members (it being understood that costs incurred by or on behalf of a Selling Member for its sole benefit will not be considered to be for the benefit of all Tag-along Members), to the extent not paid or reimbursed by the Company or the Proposed Transferee, shall be shared by the Selling Member and all the participating Tag-along Members on a pro rata basis, based on the consideration received by each such Member; *provided*, that no Tag-along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Tag-along Sale.

12.9.9. Consummation of Sale. The Selling Member shall have sixty (60) days following the expiration of the Tag-along Period in which to consummate the Tag-along Sale, on terms not more

favorable to the Selling Member than those set forth in the Tag-along Notice. If at the end of such period the Selling Member has not completed the Tag-along Sale, the Selling Member may not then effect a Transfer that is subject to this Section 12.9 without again fully complying with the provisions of this Section 12.9.

12.9.10. Transfers in Violation of the Tag-along Right. If the Selling Member sells or otherwise Transfers to the Proposed Transferee any of its Units in breach of this Section 12.9, then each Tag-along Member shall have the right to sell to the Selling Member, and the Selling Member undertakes to purchase from each Tag-along Member, the number of Units of each applicable class or series that such Tag-along Member would have had the right to sell to the Proposed Transferee pursuant to this Section 12.9, for a per Unit amount and form of consideration and upon the terms and conditions on which the Proposed Transferee bought such Units from the Selling Member, but without indemnity being granted by any Tag-along Member to the Selling Member; *provided*, that nothing contained in this Section 12.9.10 shall preclude any Member from seeking alternative remedies against such Selling Member as a result of its breach of this Section 12.9. The Selling Member shall also reimburse each Tag-along Member for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Tag-along Member's rights under this Section12.9.10.

ARTICLE 13
DISSOLUTION, LIQUIDATION AND TERMINATION OF THE COMPANY

13.1. Limitations. The Company may be dissolved, liquidated and terminated pursuant only to the provisions of this Section 13.1. The Members waive all their other rights to cause the dissolution of the Company or the sale or partition of any of its assets.

13.2. Cause of Dissolution. The first to occur of the following events shall cause the Company to be dissolved:

13.2.1. An election to dissolve the Company made by holders of a majority of the Common Units and Founder Units;

13.2.2. The election of the Manager to dissolve or terminate the Company;

13.2.3. The sale or other disposition of substantially all of the Company's assets and the receipt in cash of the proceeds thereof;

13.2.4. At the end of the term of this Agreement, as set forth in Section 2.6 above; or

13.2.5. The date on which the Company is dissolved by operation of law or decree of judicial dissolution entered pursuant to the Act.

13.3. Authority to Wind Up. The Manager has all necessary power required to marshal the assets of the Company, to pay its creditors, to distribute assets and otherwise wind up the business and affairs of the Company. The Manager has the power to continue to conduct the business and affairs of the Company during the period of liquidation of the Company consistent, in the Manager's judgment, with the orderly winding up of the Company.

13.4. Liquidation of the Company. Upon dissolution of the Company: (a) the Company shall be wound up and liquidated and shall not engage in any activity except that is necessary to wind up its business; (b) the noncash assets shall be liquidated; and (c) the remaining assets shall be distributed as expeditiously as possible.

13.4.1. Cash Distributions and Net Profit and Net Loss Allocations. During the winding up and liquidation period, the Members shall continue to receive Distributions and to share in Net Profit and Net Loss for tax purposes as provided in this Agreement. If the Company is liquidated within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations, liquidating Distributions shall be made in compliance with Section 1.704-1(b)(2)(ii)(b)(2) of the Regulations.

13.4.2. Distributions. Every Company asset shall be either distributed in kind or sold, as determined by the Manager. Subject to Section 17707.01 et seq. of the Act, the assets shall be distributed according to the following priority:

(a) Expenses. First, to pay all expenses of winding up, liquidating, and terminating the Company, second, to pay off all Company obligations to third party creditors;

(b) Reserves. Then, to establish any reserves which the Manager deems necessary for contingent or unforeseen obligations of the Company, which reserves will be distributed when they are, in the Manager's judgment, no longer needed;

(c) Outstanding Loans to Members. Then, to repay outstanding loans to Members. If there are insufficient funds to pay those loans in full, each Member shall be repaid in proportion to the ratio that the Member's loan, together, with accrued and unpaid interest, bears to the total of all loans from Members, including all accrued and unpaid interest. Repayment shall first be credited to unpaid principal and the remainder shall be credited to accrued and unpaid interest; and

(d) Liquidating Distributions. Thereafter, liquidating Distributions shall be made to the Members in the same manner as Distributions are made under Section 8.1 above. If any Member's interests in the Company is "liquidated" within the meaning of Section 1.761-1(d) of the Regulations, liquidating Distributions, if any, shall be made to such Member in the same amounts and at such times as would have been made to such Member, in accordance with the foregoing provision of this Section, if the Company itself were being "liquidated."

13.4.3. Filing Certificate of Dissolution. Upon dissolution and liquidation of the Company, the Manager shall cause the execution and filing of a Certificate of Dissolution and/or Certificate of Cancellation with the California Secretary of State in accordance with Section 17707.08 of the Act.

13.4.4. Recourse for Claims. Each Member shall look solely to the assets of the Company for all Distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss and other items of income, gain, loss and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Manager, the Liquidator or any other Member.

ARTICLE 14
CONSENT TO REPRESENTATION BY COMPANY COUNSEL

The Members each acknowledge that Varner & Brandt LLP ("**Counsel**") drafted this Agreement as counsel to the Company, and not as counsel to any individual Member. Each Member acknowledges that it is hereby:

14.1. Receiving from Counsel a disclosure that a conflict of interest may arise if Counsel were to represent any or all of the Members in addition to the Company, and therefore has not acted as counsel to any Member when drafting this Agreement;

14.2. Advised by Counsel that his or its interests in the Agreement may conflict with those of the other Members and with the Company;

14.3. Advised by Counsel that this Agreement will have tax consequences;

14.4. Advised by Counsel to seek independent counsel regarding this Agreement and its tax consequences, and each Member has either done so, or has elected to waive its right to do so at this time;

14.5. Aware that if a conflict between the parties hereto concerning this Agreement arises in the future, Counsel may be required to withdraw from representing some or all of the parties; and

14.6. Knowingly consents to the representation of the Company by Counsel under these circumstances and has sought independent and further legal counsel to the extent he, she or it deemed necessary.

ARTICLE 15
MISCELLANEOUS

15.1. Spousal Consent. Concurrently with the execution of this Agreement, each married Member's spouse will execute a spousal consent in substantially the form attached to this Agreement as Exhibit A, and each Member agrees that all future spouses of that Member will execute this form on or before marriage.

15.2. Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by the Company and Members holding a majority of the Common Units. Any such written amendment or modification will be binding upon the Company and each Member; *provided*, that an amendment or modification modifying the rights or obligations of any Member in a manner that is disproportionately adverse to (i) such Member relative to the rights of other Members in respect of Units of the same class or series or (ii) a class or series of Units relative to the rights of another class or series of Units, shall in each case be effective only with that Member's consent or the consent of the Members holding a majority of the Units in that class or series, as applicable. Notwithstanding the foregoing, amendments to the Members' Schedule following any new issuance, redemption, repurchase or Transfer of Units in accordance with this Agreement may be made by the Manager without the consent of or execution by the Members.

15.3. Authority. Each individual signatory hereto represents and warrants that he or she is duly authorized to execute this document and is personally bound, or if executing on behalf of another, is authorized to do so and that the other is bound.

15.4. Consents. Whenever a Member is asked to provide consent, such consent will only be deemed enforceable if delivered in writing.

15.5. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be an original and all of which together shall constitute one agreement.

15.6. Schedule, Exhibit and Appendix. Schedule A, Exhibit A, and Appendix 1 are attached and incorporated herein by this reference.

15.7. Interpretation. The provisions hereof shall be interpreted to give effect to their fair meaning and shall be construed as though prepared by each of the Members. The entire agreement of the Members is set forth herein, and all prior negotiations, documents and discussions are superseded. The Members acknowledge there are no applicable representations, warranties or terms which are not stated herein. The invalidity of any provision shall not affect the validity of any other provision. Section headings are for convenience only and may not be used in interpretations. All interpretations are to be made in accordance with California law.

15.8. Notices. All notices required or allowed shall be in writing and shall be sent to the addresses shown on Schedule A. A Member may change his/her address for notice by giving notice to the other Members. Notice may be delivered by personal delivery, electronic mail, facsimile transmission during normal business hours of the recipient, an overnight delivery service, or U.S. Mail sent certified with return receipt requested. Notices are effective on the earlier of the date received, the date of the delivery receipt or the third day after postmark, as applicable.

15.9. References. All references to this Agreement include references to all its amendments. References to a Member include, bind and inure to the benefit of that Member's officers, agents, employees, successors in interest and assignees. Reference to days means consecutive calendar days including weekends and holidays.

15.10. Third-Party Rights. This Agreement is intended to create enforceable rights between the Members only, and creates no rights in, or obligations to, any other Persons whatsoever. Without limiting the generality of the foregoing, as to any third party, a deficit Capital Account of a Member shall not be deemed a liability of such Member nor an asset or property of the Company, except as otherwise provided in Section 6.3.3 above. None of the provisions of this Agreement shall be for the benefit of or enforceable by any third-party creditors of the Company.

15.11. Time. Time is of the essence of all provisions hereof where time is a factor.

15.12. Venue. The venue and jurisdiction for any disputes arising from this Agreement shall be Los Angeles County, California.

15.13. Waiver. No right or remedy will be waived unless the waiver is in writing and signed by the party claimed to have made the waiver. One waiver will not be interpreted as a continuing waiver.

15.14. Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

15.15. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement as of the date first written above.

INITIAL MEMBERS:

____
Krishan Sharma

____
John Devine

____
Stephanie Sills

[redacted]
Michael Alden

SCHEDULE A

MEMBERS, CAPITAL CONTRIBUTIONS AND UNITS

ISSUED AND OUTSTANDING							
MEMBER NAME AND ADDRESS	**CAPITAL CONTRIBUTION**	**FOUNDER UNITS**	**COMMON UNITS**	**PREFERRED UNITS**	**PROFITS PARTICIPATION UNITS**	**VOTING RIGHTS (%)**	**RIGHTS TO PROFITS (%)**
Krishan Sharma			1,000,000	0	0	*74.10%*	*Current 65.50%* *Fully Diluted Basis 62.96%*
John Devine		31,766	0	0	0	*2.35%*	*2.00%*

OUTSTANDING AND UNEXERCISED OPTIONS							
MEMBER NAME AND ADDRESS	**CAPITAL CONTRIBUTION**	**FOUNDER UNITS**	**COMMON UNITS**	**PREFERRED UNITS**	**PROFITS PARTICIPATION UNITS**	**VOTING *RIGHTS(%*** *Fully Diluted Basis)*	**RIGHTS TO PROFITS** *(% Fully Diluted Basis)*
Stephanie Sills			79,416	0	0	*5.90%*	*5.0%*
Michael Alden			238,247	0	0	*17.65%*	*15.0%*
Jeff Gore			0	0	23,825	*0*	*1.5%*
Don Was			0	0	4,295 10,000 (unvested)	*0*	*0.27%* *0.63%*

Babak Farrokh-Siar			0	0	31,766	*0*	*2.0%*
Matthew Emiwien			0	0	3,971	*0*	*0.25%*
Brennan Van Derleen			0	0	2,224	*0*	*0.14%*
Steve Curd				0	3,971	*0*	*0.25%*
Brendan Shepard					39,708 39,708 (unvested)	*0* *0*	*2.5%* *2.5%*
Thomas Grill					31,766	*0*	*2.0%*
Kelley Dooley					3,971 3,971 (unvested)	*0* *0*	*0.25%* *0.25%*
Matthew Stodder					7,942	*0*	*0.50%*
Remaining Balance					7,942 (unallocated)	*0*	*2.0%*
Total		**31,766**	**1,317,663**		**238,882**	***100%***	***100%***

<u>**EXHIBIT A**</u>

CONSENT OF SPOUSE

The undersigned is the spouse of _________________________________, who is a party to the attached Operating Agreement of **BygMusic LLC** ("***Agreement***"). The undersigned acknowledges that he/she has read the Agreement that he/she has been advised to consult independent counsel, and has done so to the extent that he/she deemed necessary, and that he/she understands the Agreement's terms and effect. The undersigned is aware that, by the provisions of the Agreement, he/she and his/her spouse have agreed to sell or transfer their interest in **BygMusic LLC** ("***Company***"), including any community property interest, in accordance with the terms and provisions of the Agreement. The undersigned expressly approves of and agrees to be bound by the provisions of the Agreement in its entirety, including, but not limited to, those provisions relating to the sales and transfers of the interest in the Company. If the undersigned predeceases his/her spouse when his/her spouse owns an interest in the Company, he/she hereby agrees not to devise or bequeath whatever community property interest he/she may have in the Company in contravention of the Agreement. In consideration for the benefits flowing to him/her from the Agreement, the undersigned consents and agrees to its execution by his/her spouse and to its terms as if she were a party thereto.

Effective: _____________ ____, 2019

By: ________________________________

Name: ________________________________

Spouse of: ________________________________

APPENDIX 1

DEFINITIONS

REFERENCES TO "SECTIONS" OR "PARAGRAPHS" CONTAINED IN THIS APPENDIX, UNLESS OTHERWISE IDENTIFIED, ARE REFERENCES TO THE SECTIONS OR PARAGRAPHS OF THE OPERATING AGREEMENT OF BYGMUSIC, LLC, OF WHICH THIS APPENDIX IS A PART.

1. Act. California Revised Uniform Limited Liability Company Act as codified in California Corporations Code Section §§17701.01 – 17713.13, including any amendments from time to time.

2. Additional Member. A Member admitted as a Member after the date of this Agreement.

3. Agreement. Means this Operating Agreement, as executed and as it may be amended, modified, supplemented or restated from time to time, as provided herein.

4. Adjusted Capital Contribution. A Member's Capital Contributions, adjusted as follows:

(a) Increased by the amount of any Company liabilities which, in connection with Distributions made to a Member, are assumed by such Member or are secured by any Company property distributed to such Member; and

(b) Reduced by (i) the amount of Distributions and the Book Value of any Company property distributed to such Member, excluding any preferred return, and (ii) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company. If any Member Transfers all or any portion of his/her/its Membership Interests in accordance with the terms of this Agreement, his/her/its transferee shall succeed to the Adjusted Capital Contribution of the transferor to the extent it relates to the transferred Membership Interests.

5. Available Cash. Means all net revenues from the Company's operations, including net proceeds from all sales, refinancing and other dispositions of the Company property that the Manager, in its sole discretion, deem in excess of the amount reasonably necessary for the operating requirements to the Company, including debt reduction and reserves deemed reasonably necessary to meet accrued or contingent liabilities of the Company, reasonably anticipated operating expenses and working capital requirements.

6. Bankruptcy. Means that a petition is filed by or against a Person as "debtor" and the adjudication of such Person as bankrupt under the provisions of the bankruptcy laws of the United States of America has commenced, or that such Person made an assignment for the benefit of its creditors generally or a receiver is appointed for substantially all of the property and assets of such Person, as defined in the Act.

7. Book Value. An asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Book Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset as of the date of contribution, as reasonably determined by the contributing Member and the Manager;

(b) The Book Value of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times, *provided*, that adjustments pursuant to clauses (i), (ii) and (iii) need not be made if the Manager reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution or the grant to a Service Provider of any Profits Participation Units; (ii) the Distribution by the Company to a Member of more than a *de minimis* amount of Company property other than cash, unless all Members receive simultaneous Distributions of undivided interests in the distributed property in proportion to their interests in the Company; and (iii) the termination of the Company for federal income tax purposes pursuant to Code Section 708(b)(1)(B) or the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

(c) The Book Value of any Company asset distributed to any Member shall be the gross fair market value on the date of distribution;

(d) Each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); provided, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e) If the Book Value of an asset is determined or adjusted pursuant to paragraph (a), (b) or (d) of this definition, such Book Value shall thereafter be adjusted by the Depreciation taken into account concerning such asset for purposes of computing Net Profit and Net Loss.

8. Capital Account. With respect to any Member, the account reflecting the capital interest of the Member in the Company, consisting of the Member's Initial Capital Contribution maintained and adjusted in accordance with Article 6.

9. Capital Contribution. The amount of cash or the Book Value of property contributed to the Company by a Member. Capital Contributions do not include amounts paid to any Person concerning any assignment of a Membership Interest or any interest therein or concerning any substitution of a Member. Capital Contributions also shall not be deemed a loan.

10. Cash Flow. The sum arrived at by deducting the total "costs" of the Company from the total gross cash receipts of the Company derived from all sources. For purposes of this definition, "costs" shall include, but not be limited to, (a) all obligations incurred or paid by the Company, (b) all payments of principal and interest on loans to the Company, (c) direct out-of-pocket expenses of the Company, (d) any amounts set aside for reserves for working capital or contingencies, and (e) Company administrative expenses. Costs shall not include cost recovery, amortization, depreciation deductions and expenditures of funds from reserves. The determination of what is a "cost" must be approved by the Members irrespective of the treatment of such matters for tax and accounting

11. Change of Control. Means: (a) the sale of all or substantially all of the consolidated assets of the Company to a Third Party Purchaser; (b) a sale resulting in no less than a majority of the Common Units on a Fully Diluted Basis being held by a Third Party Purchaser; or (c) a merger, consolidation, recapitalization or reorganization of the Company with or into a Third Party Purchaser that results in the inability of the Members to designate or elect the Manager (or the majority thereof).

12. Code. The Internal Revenue Code of 1986, as amended.

13. Company. The limited liability company formed pursuant to the Articles and this Agreement.

14. Depreciation. Means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Manager in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g)(3).

15. Dissociated Member. A Member to whom a Disassociation Event occurs.

16. Dissociation Event. Each event named in Section 17706.02 of the Act and each of the following:

(a) The Bankruptcy of a Member;

(b) If a Member shall admit in writing his/her/its inability to pay his/her/its debts as they mature;

(c) If a Member shall give notice to any governmental body of insolvency or pending insolvency;

(d) If a Member files a petition seeking for the Member any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any state law;

(e) If a Member makes an assignment for the benefit of creditors;

(f) If a Member seeks, consents to, or acquiesces in the appointment of a trustee for, receiver for, or liquidation of the Member or Interest Holder or of any or all substantial part of the Member's properties;

(g) If a Member is acting as a Member by virtue of being a trustee of a trust, the termination of the trust;

(h) If a Member is a partnership or limited liability company, the dissolution and commencement of winding up of the partnership or limited liability company;

(i) If a Member is a corporation, the dissolution of the corporation or the revocation of its charter;

(j) If a Member is a partnership, limited liability company or corporation, a change in control of such entity; or

(k) If a Member is an estate, the distribution by the fiduciary of the estate's entire interest in the Company.

17. Distribution(s). As defined in Section 17701.02 of the Act and, additionally, any cash or other property distributed to Members arising from their Membership Interests.

18. Fiscal Year. Defined in Section 11.4 above.

19. Fully Diluted Basis. Means, as of any date of determination, (a) with respect to all the Units, all issued and outstanding Units of the Company and all Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable, or (b) with respect to any specified type, class or series of Units, all issued and outstanding Units designated as such type, class or series and all such designated Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable.

20. Initial Capital Contribution. The Initial Capital Contribution of each Member stated in Schedule A.

21. Membership Rights. All rights of a Member concerning the Company other than that Member's Transferable Interest, and shall include the following rights and powers: (a) to appoint, remove and replace the Manager in accordance with Sections 5.1 and 10.2 above; (b) to inspect the books, records and accounts of the Company in accordance with Section 5.5 above; (c) to approve or deny a plan for merger or conversion in accordance with Section 17710.01 et seq. of the Act; (d) to approve or deny a dissolution or termination of the Company in accordance with Sections 5.1 and 13.2.1 above; and (e) with respect to Common Units, to the extent expressly provided by this Agreement (including Section 5.1 above) and the Act, to vote on or grant consent or approval concerning matters coming before the Company.

22. Members. As defined in Section 17701.02 of the Act and, additionally, refers collectively to all Persons admitted as members of the Company and as set forth in Section 4.3 of the Agreement and who have not dissociated under Section 4.5. Reference to a "Member" is any one of the Members.

23. Membership Interest. Defined in Section 17701.02 of the Act and, additionally, the entire interests of a Member in the Company representing such Member's rights, powers and privileges as specified in this Agreement and the Act. The term Membership Interest includes the Member's Membership Rights, if any, and Transferable Interest.

24. Minimum Gain. The excess of the fair market value of a property over the tax basis of that property, provided that Minimum Gain is never less than the excess of the amount, if any, by which the Nonrecourse Liability secured by a property exceeds the tax basis of that property.

25. Net Profit and Net Loss. For each Fiscal Year, an amount equal to the taxable income or loss of the Company for such year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss and deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments: (a) if the Book Value of any Company asset is adjusted pursuant to the provisions of the definition of Book Value, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profit or Net Loss; (b) gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Book Value; (c) in lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the definition of Depreciation; (d) any receipts of the Company that are exempt from federal income tax and are not otherwise included in taxable income or loss shall be added to such taxable income or loss; and (e) any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Section 1.704-1(b)(2)(iv)(i) of the Regulations, and not otherwise taken into account in computing taxable income or loss pursuant to this paragraph, shall be subtracted from such taxable income or added to such taxable loss.

26. Nonrecourse Liability. Any liability secured by a property or Company assets with respect to which no Member (or a party closely related to the Member) is personally liable.

27. Notice. Means a written notice required or permitted under this Agreement. A notice shall be deemed given or sent when (a) deposited, as certified mail or for overnight delivery, postage and fees prepaid, in the United States mail or with a reputable delivery service, (b) when transmitted by electronic transmission to the address on file with the Company or (c) when delivered by personal delivery. The addresses for the purpose of giving notice are as identified on Schedule A of this Agreement unless otherwise changed by written notice in accordance with this paragraph.

28. Person. An individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company or other entity, whether domestic or foreign. Nothing in this subdivision shall be construed to confer any rights under the California Constitution or the United States Constitution.

29. Profits Interest Hurdle. The profits interest hurdle, or "strike price", means the amount set forth in the agreement, under which the subject Service Provider is granted the subject Profits Participation Units ("***Award Agreement***"), reflecting the Profits Participation Liquidation Value of the relevant Profits Participation Units at the time the units are issued.

30. Profits Participation Liquidation Value. Means, as of the date of determination and with respect to the relevant new Profits Participation Units to be issued, the aggregate amount of Distributions that would be distributed ("Distributed") to the Members pursuant to Section 8.1 above, if, immediately prior to the issuance of the relevant new Profits Participation Units, the Company sold all of its assets for Fair Market Value and immediately liquidated, the Company's debts and liabilities were satisfied and the proceeds of the liquidation were Distributed pursuant to Section 13.4.2 above.

31. Regulations. The current Treasury Regulations promulgated under the Code.

32. Substitute Member. A Transferee who has also been admitted to all the rights of membership pursuant to this Agreement.

33. Tax Matters Partner or Partnership Representative. The Member who is authorized and required to represent the Company at Company expense in connection with all examinations of the Company's affairs by tax authorities, including administrative and judicial proceedings, and to expend Company funds as necessary and reasonable for professional services and costs associated therewith.

34. Third Party Purchaser. Means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Preferred Units or Common Units (or applicable Unit Equivalents) or (b) is not a Permitted Transferee of any Person who directly or indirectly owns or has the right to acquire any Preferred Units or Common Units (or applicable Unit Equivalents).

35. Transferable Interest. Defined in Section 17701.02 of the Act and, additionally, all of the interests of a Member in the Company's Net Profits, Net Losses, Capital and Distributions (expressly excluding any Membership Rights).

36. Transferee. Defined in Section 17701.02 of the Act and, additionally, a recipient of a Membership Interest who is not admitted as a Substitute Member, holds only a Transferable Interest in the Company, and shall not have the right to: (i) become a Member without the unanimous approval of all Members; (ii) exercise any Membership Rights; or (iii) act as an agent of the Company.

37. Unit. Means a unit representing a fractional part of the Membership Interests of

the Members and shall include all types and classes of Units, including the Preferred Units, the Common Units and the Profits Participation Units; *provided*, that any type or class of Unit shall have the privileges, preference, duties, liabilities, obligations and rights set forth in this Agreement and the Membership Interests represented by such type or class or series of Unit shall be determined in accordance with such privileges, preference, duties, liabilities, obligations and rights.

38. Unit Equivalents. Means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable or exercisable for Units, and any option, warrant or other right to subscribe for, purchase or acquire Units.